SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

     HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
          New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on November 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2004	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:    Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS
FISCAL 2005 SECOND QUARTER RESULTS

    HONG KONG — November 3, 2004 — Highway Holdings Limited (Nasdaq:HIHO) today announced financial results for its 2005 fiscal second quarter ended September 30, 2004. Net sales for the quarter were $6.4 million compared with $6.2 million in 2004. Net income for the quarter was $28,000, or $0.01 per diluted share, compared with $201,000, or $0.06 per diluted share, a year ago.

    For the six-month period, net sales increased 3.0 percent to $12.55 million from $12.19 million a year earlier. Net income for the first half of fiscal 2005 increased to $374,000, or $0.11 per diluted share, from $360,000, or $0.11 per diluted share, in fiscal 2004.

    “Although net sales increased slightly for the quarter and six months, results for the second fiscal quarter were adversely affected by substantial increases for raw materials, components and services largely related to rising oil price,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

    He noted that metal and plastic prices have climbed significantly during the first half of fiscal 2005. In addition, Kohl added that certain other components and transportation costs have also increased. Kohl said he estimates that the additional expense as a result of these price increases has been approximately $300,000 for the fiscal year-to-date period. Kohl emphasized that the company is negotiating with its customers for pass-through price increases.

Sales of metal stamped parts and components for the second fiscal quarter of 2005 amounted to $4,434,000, an increase of $942,000, or 27.0 percent, over a year ago — representing 69.2 percent of the company’s total sales.

    Kohl noted that the company’s previously announced new OEM project for light fixture manufacturing for Osram has been slightly delayed while certain engineering issues are resolved. He added that commencement of manufacturing was also dependent upon the receipt of a shipment of manufacturing equipment purchased for this new product line.  “The manufacturing equipment has now been received and the engineering issues are being addressed, with commencement still expected in the current fiscal quarter,” Kohl said.

    Clock and watches sales for the quarter decreased by 8.3 percent to $1,166,000 from $1,271,000 last year, representing approximately 18.2 percent of total sales. Kohl noted clock sales were impacted by a changing mix of old and new OEM projects, some of which have been delayed. He added that sales for watch and clocks for the first half of fiscal 2005 increased by 12.3 percent to $2,387,000 from $2,126,000.

(more)

Tribecca Plaza • 12233 West Olympic Boulevard Suite 258 • Los Angeles, California 90064

telephone	310.442.9852
facsimile	310.442.9855

Highway Holdings Ltd. 2-2-2

    Sales for the camera unit decreased in the second fiscal quarter to $804,000 from $1,471,000 a year ago - representing 12.6 percent of total sales compared with 23.6 percent a year ago. Since most of the company’s camera products are film-based, camera sales are expected to further decline as digital photography continues to gain further market share.

    Selling, general and administrative expenses for the second quarter increased to $1,133,000 from $919,000 a year ago. The increase of the selling, general and administrative expenses mainly reflects increased insurance premiums for director’s and officer’s insurance, as well as a write down of certain intellectual assets, specifically patents and legal expenses related to the camera business and increased costs for the reorganization of the company’s German marketing office.

    As a result of (i) price increases of raw material, (ii) price increases of oil and related components and services, and (iii) increased selling, general and administrative expenses, the company incurred a loss in its operations of $26,000 in the September 30, 2004, fiscal quarter, compared with an operating income of $209,000 during the same fiscal quarter last year.

    The company’s balance sheet is strong. At September 30, 2004, the company had working capital of $9.5 million compared with $8.8 million at March 31, 2004. Total shareholders’ equity improved to $13.2 million from $12.8 million last year. The company’s current ratio was 2.82:1 at September 30, 2004.

About Highway Holdings

    Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

    Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

#     #     #
(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003

Net sales	$6,404	$6,234	12,552	$12,187
Cost of sales	5,297	5,106	9,969	9,920
Gross profit	1,107	1,128	2,583	2,267
Selling, general and administrative expenses	1,133	919	2,267	1,979
Operating income (loss)	(26)	209	316	288

Non-operating expense
Interest expenses	(25)	(24)	(49)	(41)
Exchange gain, net	78	8	122	107
Interest income	2	0	3	10
Other income	12	18	48	39
Total non-operating income	67	2	124	115

Share of loss of affiliate	0	0	(1)	0

Net income before taxes	41	211	439	403
Income taxes	(13)	(9)	(65)	(42)
Net income before minority interest	28	202	374	361

Minority interest	0	(1)	0	(1)

Net income	$28	$201	$374	$360

Earning per share - basic	$0.01	$0.07	$0.12	$0.12

Weighted average number of shares - basic	3,227	2,993	3,227	3,034

Earning per share - diluted	$0.01	$0.06	$0.11	$0.11

Weighted average number of shares - diluted	3,367	3,265	3,366	3,266

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	September 30	March 31
	2004	2004
	(Unaudited)
Current assets
Cash and cash equivalents	$4,217	$4,158
Restricted cash	965	965
Short term investment	300	309
Accounts receivable, net of doubtful accounts	3,777	3,763
Inventories	4,867	4,394
Prepaid expenses and other current assets	663	639
Total current assets	14,789	14,228

Property, plant and equipment, net	3,833	3,780
Investment and advance in affiliate	6	7
Industrial property rights	587	673

Total assets	$19,215	$18,688

Current liabilities:
Short-term borrowings	$650	$1,933
Current portion of long-term debt	363	173
Accounts payable	3,316	2,296
Accrual payroll and employee benefits	395	321
Accrued professional fees	51	110
Other liabilities and accrued expenses	325	543
Income tax payable	149	78
Total current liabilities	5,249	5,454

Long-term debt	579	212
Deferred income taxes	179	179
Minority interest	2	2

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued and outstanding: 3,278,454 shares at September 30, 2004	33	31
Additional paid-in capital	9,414	9,035
Retained earnings	4,003	3,954
Accumulated other comprehensive income	(191)	(126)
Treasury shares, at cost-37,800 shares at September 30, 2004	(53)	(53)
Total shareholders’ equity	13,206	12,841

Total liabilities and shareholders’ equity	$19,215	$18,688